OMB APPROVAL
OMB Number: 3235-0621 Expires: October 31, 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-49942

STRATECO RESOURCES INC.

(Exact name of registrant as specified in its charter)

1225, Gay-Lussac Street, Boucherville, Québec, Canada J4B 7K1 - (450) 641-0775

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers) ☐

PART I
.
Item 1. Exchange Act Reporting History

A.
The Company filed its registration statement under Form 10-SB on September 20, 2002 and became officially registered with the U.S. Securities and Exchange Commission on November 2, 2002. From that date on, the Company incurred the duty to file reports under section 13 (a) or section 15 (d) of the Exchange Act or both.

B.
The Company, in the last 12 months preceding the filing of this form, has filed on EDGAR all reports required under section 13 (a) or section 15 (d) of the Exchange Act and corresponding Commission rules as follows:

a)	Forms 10-Q for the quarterly reports for the periods ended, March 31, June 30 and September 30, 2010, and

b)	Form 10-Q for the period ended September 30, 2009.

The Company filed at least one annual report under Form 10-K pursuant to section 13 (a) of the Exchange Act:

a)	Form 10-K for the fiscal year ended December 31, 2009;

b)	Form 10-K for the fiscal year ended December 31, 2008;

c)	Forms 10-KSB for the years ended December 31, 2002 to 2007.

As of its most recently completed second fiscal quarter, the Company met the following conditions and qualifies as a foreign private issuer:

a)	Less than 50 percent of the Company's outstanding voting securities are directly or indirectly held of record by residents of the United States;

As of October 2010, the number of voting securities directly or indirectly held of record by residents of the United States represented approximately a percentage of 11.78% of the outstanding voting securities.

b)	The majority of its executive officers or directors are not United States citizens or residents;

From the date of the registration statement under the Exchange Act up to the date of this filing, all executive officers and directors of the Company have been Canadian citizens and non resident of the United States.

c)	Less than 50 percent of the assets of the Company are located in the United States;

From the date of the registration statement under the Exchange Act up to the date of this filing, 100 percent of the assets of the Company have been located in Canada.

d)	The business of the Company is not administered principally in the United States.

From the date of the registration statement under the Exchange Act up to the date of this filing, the business of the Company has not been administered in the United States.

Item 2. Recent United States Market Activity

The Company did not sale any securities in the United States pursuant to an offering registered under Securities Act 1933.

Item 3. Foreign Listing and Primary Trading Market

A.
The Company’s securities are traded on the Toronto Stock Exchange in Toronto, Ontario, Canada, as Strateco Resources Inc. (“RSC”) and are also traded on a secondary stock exchange in Frankfurt, Germany under symbol “RF9”. The Company’s common shares are not listed on any stock exchange in the United States of America. In the United States, only over-the-counter quotations by Pink Sheets have been made on the symbol: “SRSIF”. Such over-the-counter quotations by Pink Sheets reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions but are referred to thereafter as “Grey market”.

B.
The Company’s were traded in Canada as Strateco Resources Inc. (“RSC”) on the Bourse de Montréal Inc. from November 7, 2000 to September 30, 2001, on Canadian Venture Exchange (CDNX) from October 1, 2001 to May 15, 2002 and on TSX Venture Exchange, from May 15, 2002 to June 5, 2007. The Company graduated to the Toronto Stock Exchange (“TSX”) on June 6, 2007. From this date on, the Company’s common shares have been listed on the TSX without interruption and for at least a 12 month period preceding the filing of this Form.

C.
The percentage of the primary foreign trading market for the most recent 12 month period commencing February 1, 2010 and ending as of January 31, 2011 demonstrates that the TSX is the primary trading market for the Company’ securities and is larger than the trading market for the Company’ securities in the United States. The percentage was obtained in measuring the daily trading volume of transactions on the TSX, Frankfurt and U.S. Pink Sheets Grey market against the Company’s worldwide trading volume.

	Daily volume trading data	Percentage of worldwide trading volume
Toronto Stock Exchange:	114,802,086	96%
Frankfurt secondary Exchange:	1,581,200	1%
U.S. Pink Sheets Grey Market:	3,413,700	3%
Worldwide trading volume:	119,796,986	100%

Item 4. Comparative Trading Volume Data

A.	Period between February 1, 2010 and January 31, 2011;

B.	For the period between February 1, 2010 and January 31, 2011, the following table represents the average daily trading volume of the Company’s common shares in the United States and on a worldwide basis based on 252 days of trading during the period as follows:

	Average daily trading volume	Percentage of average daily trading volume
Toronto Stock Exchange	455,564	95.83%
Frankfurt secondary Exchange:	6,274	1.32%
United States	13,546	2.85%
Worldwide basis	475,385	100.00%

C.	For the period between February 1, 2010 and January 31, 2011, the average daily trading volume of the Company’s common shares in the United States represents a percentage of 2.85 % of the average daily trading volume for the Company’s common shares on a worldwide basis.

D.	The Company did not delist the Company’s common shares from a national securities exchange or inter-dealer quotation system in the United States.

E.	The Company did not terminate a sponsored American depositary receipt (ADR) facility regarding the Company’s common shares.

F.	The Company used the TSX Historical Data as a source of the daily trading volume information on the TSX, and Yahoo! Finance Historical Prices for Frankfurt secondary exchange and Pink Sheets (Grey market). These sources of information were chosen because they were providing historical prices daily data for the whole 12 month period and the total calculation of this data is summarized as Exhibit 99.1-1 to this Form.

Item 5. Alternative Record Holder Information

Not applicable

Item 6. Debt Securities

As reported in Form 8-K dated February 1, 2010, the Company concluded in Canada a non-brokered private placement for a financing of CA$15,000,000 (“Private Placement”). The Sentient Group, an independent equity fund manager in the natural resource sector established in the Province of Québec, subscribed in the Private Placement through two of its Limited Partnership funds established in a foreign country (“the Sentient Group”).

In this Private Placement, the Company issued units consisting of common shares and warrants and also a total of 14,905 unsecured convertible notes. Each note is subscribed at a $1,000 principal amount for a total subscription price at closing in the amount of $14,905,000. Each tranche of $1,000 in notes is accompanied by 527 warrants for a total of 7,844,737 warrants related to notes. Each warrant related to the notes gives the right to its holder to acquire a common share of the Company for a period of three years at the exercise price of $1.00 per share for the first 24 months and at the exercise price of $1.05 per share for the next twelve months.

The notes do not bear interest and will mature five years plus one month after closing, on February 27, 2015. At the option of the Sentient Group, any time during this period, the notes may be repaid by the Company either in Canadian dollars or by conversion of the notes into common shares, at a conversion price of $0.95 per share and at the rate of 1,053 common shares per $1,000 principal amount of notes for a total of 15,689,474 common shares.

Subject to subsequent regulatory approvals, upon occurrence of specific events, the notes conversion price could be eventually adjusted pursuant to formula set forth in the notes certificates. The Company holds also the option no more than 60 days prior to Maturity date to repay the notes in issuing common shares at a conversion price to be established according to a formula based on the market price then in effect. The notes are not redeemable by the Company, except under specific conditions set forth in the notes certificates.

The Company has only two record holders for its debt securities in a foreign country as detailed in the preceding paragraphs and no record holders of debt securities in the United States of America.

Item 7. Notice Requirement

Before filing Form 15F pursuant to Rule 12h-6(a) (4) (ii) B, the Company has completed the following steps:

A.
On March 15, 2011 the Company issued a notice required by Rule 12h-6(h) (17 CFR 240.12h-6(h)), disclosing the Company’s intent with a broad range dissemination in the United States of America to terminate its duty to file reports under section 13(a) and 15(d) of the Exchange Act.

B.	The Company transmitted this notice though Marketwire in the United States of America.

C.	A copy of said notice is attached as Exhibit 99.1-2 to this Form.

Item 8. Prior Form 15 Filers

Not applicable

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company’s website address and the electronic information delivery systems used by the Company in its primary trading market on which the Company will publish the information required under Rule 12g3-2b(1)(iii) (17 CFR 240.12g3-2(b)(1) (iii)) are respectively on its website at www.stratecoinc.com, on SEDAR at www.sedar.com and on SEDI at www.sedi.com. The public has free access to the above mentioned web sites.

The Company is under obligations pursuant to laws and regulation of the Autorité des marches financiers (Québec Securities Commission), Alberta Securities Commission, British Columbia Securities Commission, Ontario Securities Commission and the TSX, principal regulatory authorities of the Company, in its primary trading market, to render public in English translation, to deposit on the above mentioned web sites and to distribute to its shareholders all the annual information including financial statements for the most recently completed fiscal year ended December 31, 2010 and the management information circular prior to the next Annual Shareholders’ meetings.

PART III

Item 10. Exhibits

99.1-1 CE	Worldwide total daily trading volume for the period from February 1, 2010 to January 31, 2011;

99.1-2 CE	Notice dated March 15, 2011 published in the United States of America that announces the Company’s intent to terminate registration of a class of securities under section 12 (g) of the Exchange Act.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i); or

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, STRATECO RESOURCES INC. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, STRATECO RESOURCES INC. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: March 15, 2011

/s/ Guy Hébert
_____________________
Guy Hébert, President and PEO